FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

The BOC Group plc
(Name of Registrant)

Chertsey Road, Windlesham,
Surrey, GU20 6HJ
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___N/A__)

Encs.

1. A notification dated 2 January 2002 in respect of the six monthly block listing return for Savings Related Share Option Schemes and the Executive Option Schemes.

2. A notification dated 7 January 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 203,247 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

3. An announcement made on 18 January 2002 containing statements made by Sir David John, Chairman and Tony Isaac, Chief Executive, at the Annual General Meeting of The BOC Group plc held on that date.

4. A letter dated 21 January 2002 providing copies of certain resolutions passed at the Annual General Meeting held on 18 January 2002 and an updated version of the Company's Memorandum and Articles of Association.

5. A notification dated 22 January 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 9,000 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

6. An announcement made on 23 January 2002 notifying the appointment of Matthew F C Miau as a non-executive director of the Company.

7. A notification dated 24 January 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 6,000 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

8. A notification dated 30 January 2002 advising the disposal by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 10,000 Ordinary shares of 25p each in the Company in which the directors of the Company have a technical interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorised.

The BOC Group plc

Date: 1 February 2002

By: ______________________

Carol Hunt

Deputy Company Secretary

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THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 11.34 HRS ON 02 JANUARY 2002 UNDER REF. NO. 3620P

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The BOC Group plc

2. Name of scheme

Savings-Relating Share Option Scheme

3. Period of return:

From 1 July 2001 to 31 December 2001

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

7,624,535

5. Number of shares issued/allotted
   under scheme during period

106,673

6. Balance under scheme not yet issued/allotted
   at end of period

7,517,862

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

Listing granted on 5 April 1978 for Ordinary shares of 25p each

Please confirm total number of shares in issue at the end of the
in order for us to update our records

495,176,580 Ordinary shares of 25p each

Contact for queries:
Address: The BOC Group plc
Chertsey Road
Windlesham
Surrey
GU20 6HJ

Karen Weston

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 11.34 HRS ON 02 JANUARY 2002 UNDER REF. NO. 3620P

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The BOC Group plc

2. Name of scheme

Savings-Relating Share Option Scheme

3. Period of return:

From 1 July 2001 to 31 December 2001

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

7,624,535

5. Number of shares issued/allotted
under scheme during period

106,673

6. Balance under scheme not yet issued/allotted
at end of period

7,517,862

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

Listing granted on 5 April 1978 for Ordinary shares of 25p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

495,176,580 Ordinary shares of 25p each

Contact for queries:
Address: The BOC Group plc
Chertsey Road
Windlesham
Surrey
GU20 6HJ

Name: Karen Weston

Telephone: 01276 807388

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The BOC Group plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 July 2001 to 31 December 2001

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

13,877,352

5. Number of shares issued/allotted
under scheme during period

894,678

6. Balance under scheme not yet issued/allotted
at end of period

12,982,674

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

Listing granted on 20 March 1985 for Ordinary shares of 25p each

Please confirm total number of shares in issue at the end of the period in order for us to update our records

495,176,580 Ordinary shares of 25p each

Contact for queries:
Address: The BOC Group plc
Chertsey Road
Windlesham
Surrey
GU20 6HJ

Name: Karen Weston

Telephone: 01276 807388

THE BOC GROUP plc ANNOUNEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 18.02 HRS ON 7 JANUARY 2002 UNDER REF. NO. 6046P

07 January 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 3 January 2002 of 22,729 Ordinary shares of 25p each in the Company at a price of 1074.05p per share and on 4 January 2002 of 180,478 Ordinary shares of 25p each in the Company at a price of 1091.56p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 203,207 Ordinary shares, the Trustee now holds 5,064,006 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,064,006 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 11.00 HRS ON 18 JANUARY 2002 UNDER REF. NO. 1386Q

18 January 2002

THE BOC GROUP plc – ANNUAL GENERAL MEETING

STATEMENTS MADE TO SHAREHOLDERS BY SIR DAVID JOHN, CHAIRMAN, AND MR A E ISAAC, CHIEF EXECUTIVE

Sir David John

Good morning, ladies and gentlemen, and welcome to the 116th Annual General Meeting of The BOC Group.

Last year I stood before you and was able to report a year of record operating profits. I am delighted that I am able to do so again today! Tony Isaac, your chief executive, will touch on some of the detail shortly and I believe it reflects great credit on Tony, his management team, and all the people of BOC that we are able to report such a successful year.

As you know, I will stand down as your chairman at the end of this Annual General Meeting. I feel privileged to have been at BOC through an enormously challenging period that ends for me today. I am sure you will indulge me if I dwell for a moment on some of the improvements I see in your Group compared with when I joined in 1993.

BOC has long been a company with global reach, but it now both thinks and works globally. Being organised by global lines of business has contributed strongly to this. In broad terms about 10 percent of our business comes from Africa, with the remainder split equally between the Americas, Asia Pacific, and Europe. The basis of our strong performance in Asia was laid some time ago but we have continued to build on it; this year we purchased minority shareholdings in Osaka Sanso, our Japanese company, and in Thai Industrial Gases.

Since the sale of Ohmeda in 1998 our portfolio of businesses has remained reasonably stable, concentrating on industrial gases, serving the semiconductor industry through BOC Edwards, and with a strong specialist distribution business and a hospitals business in South Africa. We have added to each through sensible acquisitions. This year we assumed full ownership of two South American hydrogen schemes by buying out Foster Wheeler's half share and investing in NuCo2, a fast growing supplier of beverage carbonating systems in the US.

Since the end of last financial year we have purchased the vacuum and pressure interests of Smiths Group and added them to the offering available from BOC Edwards.

Your Group has also developed a strong culture of self- improvement. It has a good record of managing its costs, and this has been linked to dedicated improvements in customer service and an emphasis on growth. This combination of growth, cost containment and customer service has contributed much to our business success. BOC is also very fortunate in having many good people throughout the organisation and we have worked hard at management development and succession planning to bring this talent to the fore.

BOC is now very much focused on delivering performance.

Tony and his team have worked consistently establishing four themes throughout BOC, which are known by the initial A.C.T.S.. A stands for accountability, with people clear what they are responsible for and given the resources to deliver. C is for collaboration, with group success being more important than that of any individual. Transparency is the third element, because visible problems can be solved more easily and informed people make better decisions. And finally we have Stretch, where we continually push the boundaries of performance. Together they are a powerful combination.

Safety runs through everything we do in BOC and I can report that our key safety measures improved again this year. Self-evidently a single accident is one too many, and we cannot accept any target other than zero accidents. But to get there we need to give consistent and concentrated attention to all aspects that affect safety. The message comes clearly from the top and the procedures have been put in place throughout the organisation. Nobody improves safety by giving the role to a few safety professionals; you get there when everyone in the organisation sees safety as being their personal responsibility - and it is clear to me that this is now the case in BOC.

During my time as chairman I have also seen a continual evolution of your board, and today marks another phase in that development. Sadly Chris King, who retired as a non-executive director because of ill health early in the year, died later in the summer, which was a great loss to his family and to all his many friends. In July, Rodney Chase also retired, having been on your board for six years. And today we say farewell to Howard Macdonald and Harry Groome, who have decided not to seek re-election and who will, like me, stand down at the end of this annual general meeting. I will say a collective thank you to all four for their wise counsel and for their personal support to me during my years as your chairman. Gentlemen, thank you.

Your new board is one in which I have every confidence. Let me first commend Rob Margetts to you. Rob was with ICI for over thirty years, latterly as deputy chairman and this, combined with his global business experience, fits him well to be your new chairman. I have also been delighted to welcome four other new members to your board. There is one new executive director: John Walsh, who is chief executive of our Industrial and Special Products line of business. He has been with BOC over fifteen years. John's background in BOC has covered our special gases business, our plant building organisation and Process Gas Solutions in North America. The three other new non-executive directors, Chris O'Donnell, Julie Baddeley and Fabiola Arredondo, each brings talents and experience that will be very valuable in the future deliberations of your board.

So as I depart I leave a refreshed board well able to tackle the challenges that lie ahead for your Group. I also leave a BOC well led by Tony and his executive management team, with a clear sense of direction, and with a strong culture of striving to reach difficult goals and succeeding.

I have enjoyed my time with BOC immensely and I wish great success in the future to my successor and to all the people of BOC around the world.

Finally, I would like to thank you, our shareholders, for your support and your continued commitment to one of the UK's great companies.

Mr A E Isaac

Your company has delivered record results in each of the last two years; but we faced tougher business conditions in 2001 compared with 2000. Two years ago economies around the world were all performing reasonably strongly, whereas last year growth was more uneven, with a strong first six months and a much more restrained second half as growth faltered in the US.

The events of 11 September brought our financial year to a tragic end, but thankfully none of our employees was hurt and the global economic consequences appear to be less severe than some had forecast. When we announced our results in November, I was also able to report that we had increased both our turnover and our profit before tax by seven per cent before exceptional items. It was particularly pleasing that we also improved our cash flow by 19 per cent, as this allowed us to meet one of our financial targets one year ahead of schedule, namely being cash positive before acquisitions.

Instead of just showing regional figures, we now show the performance of each of our three lines of business, and of our two specialist businesses - Afrox hospitals and Gist. We manage through a combination of global lines of business and local business units. We believe it gives us an important advantage compared with our industrial gases competitors. Our lines of business have global strategies matched to the needs of individual customer groups, and our business units make sure these strategies work effectively at the local level.

Industrial and Special Products, our largest line of business, accounts for some 45 per cent of our operating profit. It had a good year having overcome a slow start, notably in Australia where industry took time to pick up following the end of the Olympic games. We continue to produce good results from our strong industrial customer base while developing exciting businesses serving the medical, hospitality and a number of specialist gases markets.

Process Gas Solutions, the part of our business that we would traditionally have called `bulk and tonnage', contributed 30 per cent of our operating profit last year, up 21 per cent on the year before. It benefited from new plants coming on stream, and from full year contributions from some of our largest investments completed the previous year, such as those serving BP in Queensland, Australia, and Pemex in Mexico. Some of our most innovative recent thinking has also come from Process Gas Solutions. Our network of operations control centres that enables us to manage remotely our plants in a number of countries is an excellent example.

Implementing good ideas that improve customer service while reducing cost is a common theme that runs through all parts of BOC.

BOC Edwards is our third line of business. It has a successful general vacuum business which serves many varied industries, but its fortunes are largely tied to one group of customers that make up the semiconductor industry. It made £90 million in operating profit last year, up four per cent on the previous year. But this masks a year of two distinct halves. The semiconductor industry has delivered double digit growth over some three decades, but it is highly cyclical with periods of rapid expansion followed by periods when it takes breath. The first six months of last year saw the latest cycle reach its peak with BOC Edwards delivering record profits. The second half of the year saw a significant downturn, and in the fourth quarter BOC Edwards' profits had reduced to £6 million but order intake had stabilised. Cyclical businesses present their own challenges and opportunities and BOC Edwards has proved itself adept at adjusting to rapidly changing patterns of order intake.

It has also seized the opportunity presented by previous downturns to make excellent acquisitions - businesses acquired over the last three or four years form the highly successful chemicals management business of BOC Edwards and the Kachina parts cleaning operation which looks set to be a major growth business in its own right.

Our two specialist businesses, Afrox hospitals and Gist, each contributed about 5 per cent of Group operating profit last year. Both these businesses have leading positions in their respective markets and are important contributors to the profitability of the Group.

Having reviewed our performance in 2001, let me explain the effects two new accounting standards will have on the way we present our figures in the future. The standards, known as FRS17 and FRS19, deal respectively with accounting for pension funds and deferred tax. All UK companies have to implement FRS19 this year, and although we could have spent a couple of years transitioning to FRS17, we decided to adopt the highest standards of disclosure straightaway.

When we announce our first quarter figures for 2002 next month, we expect to be one of the first, if not the first, FTSE 100 company to present its results under both these new standards. To provide a basis for comparison, in December we published restated figures for 2001 as if FRS17 and FRS19 had been in effect.

The new standard on pensions is particularly complex but, putting this complexity to one side, it affects only the accounting treatment and is not directly connected to the funding requirements of pension funds. Our pension funds remain well funded.

Similarly, although the changes to deferred tax have the effect of apparently raising our tax charge, they have no affect at all on our cash flow and indeed we pay not one penny more to the tax authorities as a result.

These accounting changes make no difference to our trading performance and this seems to have been widely recognised by City analysts who follow our company.

I have reported to you today on our financial performance and your chairman has already given you an overview on how we continue to improve our safety record. I would like to emphasise how important safety is in BOC and our continuing efforts to ensure the safety of everyone in our business, in the companies we serve, and in the communities where we operate. We manage our environmental programmes in the same way as we do safety. Protecting our people and protecting the environment go together - you can't do one without the other.

There is one other performance area that I take particularly seriously, and that is how we develop and motivate our employees. I travel frequently throughout the Group and wherever I go I try and spend time listening to, talking with and answering the questions of people at all levels in BOC. BOC has a wealth of talented and motivated people. We are doing more and more to ensure that we identify, develop and challenge not only the future leaders of this Group, but people at all levels of the organisation who are key to our success.

Looking to the future, you will be aware that economic conditions have not been favourable, particularly for manufacturing industry. We have taken prudent steps to match our cost base to the short term business conditions. We have also reviewed all underperforming assets in the Group and set about either improving them or releasing the value tied up in them to put to more profitable use. At the same time, we continue to concentrate on growth and have maintained our growth programmes to make sure we are well positioned when the world economy improves.

Our results for the first half of last year showed strong profits from all our businesses, particularly BOC Edwards.

With the semiconductor industry still at the low part of its cycle it is clear that BOC Edwards' figures will not match those achieved in the early quarters last year and this will have an effect on the Group's results overall. Unlike many other suppliers to the semiconductor industry, BOC Edwards has continued in profit and its order intake has stabilised, albeit at a lower level than a year ago.

Currencies important to BOC have also weakened recently, notably the South African Rand and the Yen. Last year at this time the Rand was around eleven to the pound and it is now more than sixteen. A one Rand difference approximates to 0.2 pence earnings per share, so you can see its impact.

But in spite of a lacklustre economic background I am pleased to report that our gases business units continue to deliver robust results.

Finally, your chairman steps down at the end of this meeting. Sir David, on behalf of everyone here and your colleagues at BOC, I would like to thank you for your contribution to the Group over the last nine years.

For further information, please contact:
Christopher Marsay, Group Manager – Investor Relations
Telephone: 01276 477222 (International: +44 1276 477222)

THE BOC GROUP

Chertsey Road, Windlesham, Surrey GU20 6HJ
Tel: 01276 477222 Fax: 01276 471333 (International: 44 1276)

21 January 2002

AVS SECURITY NO: 551245

BY COURIER
The Manager
Document Disclosure Team
UK Listing Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Dear Sir

THE BOC GROUP plc - MEMORANDUM AND ARTICLES OF ASSOCIATION

At the Annual General Meeting of The BOC Group plc held on Friday 18 January 2002 a resolution was approved relating to two key amendments to the Articles of Association:

1. directors' fees contained in Article 96. The maximum aggregate annual sum which may be paid as directors' fees was increased from £240,000 to £500,000. The existing limit of £240,000 was set in 1997 and the increase will provide sufficient cover for the current non-executives and some flexibility if the board wishes to appoint additional non-executives in the future; and

2. various amendments to bring the Articles of Association in line with recent legislation to facilitate the use of electronic communications with our shareholders.

In accordance with Listing Rule 9.31(b) and 13.2(c) I enclose:-

a) two copies of our Memorandum and Articles of Association which incorporate the three amendments and include a copy of the relevant resolutions. The effective date is Friday 18 January 2002.

b) two certified copies of Resolution 12 being a resolution approved at the Annual General Meeting on Friday 18 January 2002 other than 'ordinary business' resolutions as defined in the Listing Rules.

Yours faithfully

Carol Hunt
Deputy Company Secretary

THE BOC GROUP plc ANNOUNEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 12.23 HRS ON 22 JANUARY 2002 UNDER REF. NO. 3171Q

22 January 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 21 January 2002 of 9,000 Ordinary shares of 25p each in the Company at a price of 1015.78 per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 9,000 Ordinary shares, the Trustee now holds 5,055,006 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,055,006 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 09.17 HRS ON 23 JANUARY 2002 UNDER REF. NO. 3706Q

23 January 2002

BOC Group Board change
Matthew F C Miau appointed non-executive director

Mr Matthew F C Miau is appointed a non-executive director of The BOC Group with immediate effect.

Mr. Miau is the chairman of MiTAC-Synnex Group, one of Taiwan's leading high-technology industrial groups. The Group's core business covers four major areas in electronic manufacture and design, distribution and fulfilment, system integration and software development, and electronic chemicals and materials with operations in the US, Canada, UK, Germany, Belgium, China, Japan, Thailand and Australia. He is a convenor of Taiwan's civil advisory committee of national information and communications initiatives (NICI) and a member of the board of supervisors of the industrial technology research institute (ITRI) and the board of directors of the institute for information industry (III).

Rob Margetts, chairman of The BOC Group, said: "I am delighted that Matthew Miau has agreed to join our board. His knowledge and understanding of the worldwide electronics market and the Asia Pacific region will be especially valuable in our board deliberations."

For further information, please contact:
Christopher Marsay, Group Manager – Investor Relations
Telephone: 01276 477222 (International: +44 1276 477222)

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 13.46 HRS ON 24 JANUARY 2002 UNDER REF. NO. 4571Q

24 January 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 22 January 2002 of 6,000 Ordinary shares of 25p each in the Company at a sale price of 1010.10p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 6,000 Ordinary shares, the Trustee now holds 5,049,006 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,049,006 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE LONDON STOCK EXCHANGE AT 10.41 HRS ON 30 JANUARY 2002 UNDER REF. NO. 7122Q

30 January 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 29 January 2002 of 10,000 Ordinary shares of 25p each in the Company at a sale price of 1024.05p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 10,000 Ordinary shares, the Trustee now holds 5,039,006 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,039,006 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.